UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33360 / January 30, 2019

_____

In the Matter of   :
                                                                              :
Hercules Capital, Inc.   :
                                                                              :
400 Hamilton Avenue   :
Suite 310   :
Palo Alto, California 94301   :
                                                                              :
(812-14910)   :
                                                                              :
_____   :

ORDER UNDER SECTIONS 6(c), 57(a)(4), 57(i), AND 23(c)(3) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Hercules Capital, Inc. ("Applicant") filed an application on May 29, 2018, and an amendment to the application on September 27, 2018, for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 23(a), 23(b) and 63 of the Act; under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act authorizing certain joint transactions otherwise prohibited by section 57(a)(4) of the Act; and under section 23(c)(3) of the Act for an exemption from section 23(c) of the Act. The order would permit Applicant to (a) issue restricted shares of its common stock ("Restricted Stock") as part of the compensation package for non-employee directors (the "Non-Employee Directors") through its 2018 Non-Employee Director Plan (the "Non-Employee Director Plan") for Non-Employee Director Participants (defined below), (b) issue Restricted Stock and Restricted Stock Units (*i.e.*, the right to receive, on the date of settlement, one share of common stock or an amount equal to the fair market value of one share of common stock) as part of the compensation package for certain of its employees, officers and directors, excluding the Non-Employee Directors, through its 2018 Equity Incentive Plan (the "Equity Incentive Plan"), (c) withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors and Non-Employee Directors (collectively, the "Participants") to satisfy tax withholding obligations relating to the vesting of Restricted Stock or Restricted Stock Units or the exercise of options to purchase shares of its common stock ("Options") that will be granted pursuant to the Equity Incentive Plan, and (d) permit Participants to pay the exercise price of Options that will be granted to them pursuant to the Equity Incentive Plan with shares of Applicant's common stock.

On December 21, 2018, a notice of the filing of the application was issued (Investment Company Act Release No. 33341). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that participation by the investment company in the proposed arrangement is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

It is further found that the proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 23(a), 23(b) and 63 of the Act, requested by Applicant (File No. 812-14910), is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 23(c)(3) of the Act, that the exemption from section 23(c) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary